UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

August 24, 2026

________________

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Novo Nordisk A/S – Share repurchase programme

Bagsværd, Denmark, 24 August 2026 – On 6 May 2026, Novo Nordisk initiated a share repurchase programme in accordance with Article 5 of Regulation No 596/2014 of the European Parliament and Council of 16 April 2014 (MAR) and the Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 (the "Safe Harbour Rules"). This programme is part of the overall share repurchase programme of up to DKK 15 billion to be executed during a 12-month period beginning 4 February 2026.

Under the programme initiated 6 May 2026, Novo Nordisk will repurchase B shares for an amount up to DKK 11,200,000,010.45 in the period from 6 May 2026 to 1 February 2027.

Since the announcement 17 August, the following transactions have been made:

	Number of B shares	Average purchase price	Transaction value, DKK
Accumulated, last announcement	14,125,000		4,281,660,830
17 August 2026	205,000	292.63	59,989,440
18 August 2026	210,000	292.60	61,446,140
19 August 2026	210,000	296.16	62,193,344
20 August 2026	210,000	299.08	62,807,428
21 August 2026	210,000	297.05	62,379,660
Accumulated under the programme	15,170,000		4,590,476,842

The details for each transaction made under the share repurchase programme are published on novonordisk.com.

With the transactions stated above, Novo Nordisk owns a total of 43,969,876 B shares of DKK 0.10 as treasury shares, corresponding to 1.0% of the share capital. The total amount of A and B shares in the company is 4,465,000,000 including treasury shares.

Novo Nordisk expects to repurchase B shares for an amount up to DKK 15 billion during a 12-month period beginning 4 February 2026. As of 21 August 2026, Novo Nordisk has since 4 February 2026 repurchased a total 29,929,179 B shares at an average share price of DKK 280.34 per B share equal to a transaction value of DKK 8,390,476,831.

Novo Nordisk is a leading global healthcare company founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 68,800 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Contacts for further information

Media:
Ambre James-Brown	Liz Skrbkova (US)
+45 3079 9289	+1 609 917 0632
globalmedia@novonordisk.com	USMediaRelations@novonordisk.com

Investors:
Michael Novod	Sina Meyer
+45 3075 6050	+45 3079 6656
nvno@novonordisk.com	azey@novonordisk.com

Alex Bruce	Ida Schaap Melvold
+45 3444 2613	+45 3077 5649
axeu@novonordisk.com	idmg@novonordisk.com

Christoffer Togo Solgaard-Tullin	Mads Berner Bruun
+45 3079 1471	+45 3075 2936
cftu@novonordisk.com	mbbz@novonordisk.com

Frederik Taylor Pitter (US)
+1 609 613 0568
fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 52 / 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: August 24, 2026	NOVO NORDISK A/S Maziar Mike Doustdar Chief Executive Officer